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                          UNUM Life Insurance Company

Excerpt of Meeting of the Board of Directors February 7, 1991 at 9:00 a.m.


Variable Annuity Separate Account
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     WHEREAS, on July 8, 1988, the Board of Directors of the Company established a separate account to serve as a funding vehicle for variable annuity contracts offered in connection with tax deferred plans under Section 403(b) of the Internal Revenue Code of 1986; and

     WHEREAS, it is now deemed to be in the best interest of the Company to expand the purpose of that separate account so that such variable annuity contracts may be offered in connection with group plans qualifying for tax benefits under Sections 401(a), 408 and 457 of the Internal Revenue Code of 1986 as well as with group plans offering non-qualified annuities;

     NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors of the company hereby authorize the TSAVA Separate Account to be used as a funding vehicle with group plans qualifying for tax benefits under Sections 401(a), 403(b), 408 and 457 of the Internal Revenue Code of 1986 as well as with group plans offering non-qualified annuities; and it was further

     RESOLVED, that the name of such separate account shall be changed from TSAVA Separate Account to VA-I Separate Account.

All other resolutions adopted by the Board of Directors on July 8, 1988, with respect to the TSAVA Separate Account, (now the VA-I Separate Account), remain in full force and effect.